Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	June 30,
	2005	2004
Income (loss) from continuing operations before income tax	$70,545	$54,296

Add:
Fixed charges	19,811	15,785
Amortization of capitalized interest	863	1,715

Less:
Interest capitalized	824	524
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$90,395	$71,272

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$13,340	$10,884
Interest capitalized	824	524
Portion of rent expense representative of interest (30%)	5,647	4,377

Fixed charges	$19,811	$15,785

Ratio of earnings to fixed charges	4.56	4.52